Exhibit 99.4

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of
Operations
For year ended June 30, 2005

(Expressed in US dollars)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) provides detailed analysis of the financial condition and results of operations of Crew Gold Corporation (the “Company”) and compares its results for the year ended 30 June 2005 with the previous year.  The MD&A should be read in conjunction with the Company’s Consolidated Financial Statements for the year ended June 30, 2005 and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting standards (“GAAP”).  All figures are in US dollars unless otherwise stated.

The effective date of this MD&A is September 29, 2005 (as amended July 20, 2007).

FORWARD LOOKING STATEMENTS

Certain information and statements in this discussion contain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The Company assumes no obligation to update or review them to reflect new events or circumstances.

NON-GAAP MEASURES

“EBITDA” is a non GAAP measure of performance that describes our earnings before interest, taxes, depletion, and amortization.  “Gross gold sales” is a non GAAP measure derived from ounces produced from processing multiplied by the then current gold price. “Cash Cost per ounce” is a non GAAP measure derived from the total cost of ounces produced, less depreciation and amortization and other non cash items;  as a measure of total ounces produced. Cash costs are presented as they represent an industry standard of comparison.

EBITDA and gross gold sales and cash cost per ounce are not defined terms under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning.  As such, EBITDA, gross gold sales and cash cost per ounce may not be directly comparable to EBITDA, gross gold sales and cash cost per ounce reported by other similar issuers.

2005 HIGHLIGHTS:

•                  Positive EBITDA (see above) of $2.7 million

•                  Average production of 600 tonnes per day achieved at Nalunaq

•                  Resource Expansion at Nalunaq Gold Mine (September 2005)

•                  Acquisition of Apex Gold Mining Company (August 2005)

•                  Acquisition of Hurdal Molybdenite Project

•                  Memorandum of Understanding agreed on Mindoro Nickel Project

•                  Disposal of Seqi Olivine Project in June 2005

•                  Two private placements concluded raising net proceeds of $52 million (June and September 2005)

•                  New issue of Bonds raising $23.4 million

•                  New Board Appointments

OVERVIEW

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects worldwide but with a primary focus on gold.  At present, Crew has a gold mining operation in Greenland, has recently acquired a majority holding in a further gold mining operation in the Philippines and has a 20% interest in a gold mining operation in South Africa.  In addition to its interests in commercial gold mining operations, Crew also holds gold and other development projects in Greenland, the Philippines and Norway.

Gold

The year ends with the Company continuing to make progress in establishing its gold mining operations in Greenland.  The development of the Nalunaq Gold Mine was largely completed during the previous year and commercial mining operations commenced July 1, 2004.  The first gold produced was from ore stockpiled during prior years’ exploration programs and thereafter production from newly mined ore commenced.

Despite the challenges encountered in the year, the Company can report positively on the future of Nalunaq.  After an intensive exploration programme the total resource base at Nalunaq has increased to over 1.2 million ounces.  Further exploration work is being undertaken and it is anticipated the resource base could increase in the future.  The independent consultants who undertook the exploration programme also concluded that from mining activities to date, 21,000 ounces of gold, with a gross value of $9 million remained in the stopes.  Nalunaq has now secured the equipment to enable a sweeping programme to be conducted.  The Company anticipates this gold will be recovered in the forthcoming year and should contribute significantly towards future earnings from the mine.

Management believes the resource expansion justifies the installation of an on-site processing plant.  The application process for this has commenced and if approved construction could be completed by January 2007.

The Company made further progress in establishing itself as a mid-tier gold producer by announcing its intention to acquire 72.5% of the issued share capital of the Philippine based Apex Mining Company for a total consideration of US$6.6 million in cash.  Apex Mining Company (AMCI) is listed on the Manila stock exchange.  Its principal asset is the Masara Gold Mine (“Masara”) in the south of Mindanao Island, which ceased production in March 2000. The mine was previously operated as a small-scale underground operation and has a treatment plant with the capacity to process 1,200 tonnes of ore per day.  According to the Bureau of Mines and Geosciences, a Philippines Government Agency, Masara has a gold reserve in the range of 500,000-600,000 tonnes at 9-10 grams/tonne (JORC) and an inferred resource of 1.7-1.9 million ounces at similar grades.  The Company will undertake an independent resource evaluation according to the Canadian standard NI 43-101 to confirm the MGB estimates.

During the year due diligence work was concluded on AMCI and the Company completed the acquisition in August 2005.  The Company now intends to undertake an aggressive development programme to define and identify resources and also to rehabilitate the processing plant and put in place the infrastructure required for a commercial gold mining operation.

The Company will thereafter commence gold production by recycling the existing tailings prior to the commencement of the gold mining operation.  This is planned for the second half of fiscal 2006.

Exploration work continued on the Nanortalik concession and the Company was awarded further exploration licences in Greenland. The Company’s view remains that South Greenland represents a promising new gold region and that the licenses Crew holds alone and with its partner, could represent a major opportunity. With more than 10 years presence, detailed knowledge of Greenland and its geology, excellent relations with the Greenlandic Authorities and the large license areas already held, Crew holds a unique position.

Other assets

The Company’s non-gold assets are held in its wholly owned subsidiary Crew Minerals AS. During the year progress continued with respect to building and developing the asset base of Crew Minerals with the ultimate objective of establishing it as an independently listed Company.

During the year, the Company continued to advance the Seqi Olivine project in co-operation with its industrial partner, Minelco AB.  In order to give maximum focus to the expansion of its gold interests, Crew decided to dispose of its entire interest in the Seqi Project to Minelco AB. The sale price consisted of an up front cash payment of $10 million paid upon closing and a 17-year royalty agreement based on tonnage produced.  Under the terms of the royalty agreement, The Company is entitled to an annual minimum royalty of $1 million in the third through fourteenth year of commercial production of the Seqi Olivine Project, subject to certain conditions.  These royalties will be recorded in the period it is earned and is payable.

The Company’s Mindoro Nickel Project (“MNP”) is a large nickel laterite resource located on Mindoro Island, Philippines. MNP is expected to be developed using the High Pressure Acid Leach process with expected production capacity of 40kt to 80kt of nickel per annum once fully developed. MNP has a completed pre-feasibility study, with the next stage of development being further resource definition and metallurgical testing followed by a full Definitive Feasibility Study (“DFS”).

The Company’s stated strategy for non-gold assets is to develop these with an industrial partner.  Management believes this mitigates the Company’s overall risk.  In line with this, on July 1, 2005, the Company signed a Memorandum of Understanding with Jilin JIEN Nickel Industry Corporation (“Jilin”) relating to the cooperative development of MNP.  The Memorandum of Understanding (“MOU”) represents an agreement between Crew and Jilin on a joint contribution to further studies and test work. The MOU describes the framework for reaching a Definitive Agreement with the objective of concluding this at the earliest possible date.

On January 12th 2005 the Company was granted the exclusive title for two porphyry-molybdenite properties located in the Oslo region, Norway, the Hurdal and Skrukkelia Mo projects.  The Hurdal project is the largest molybdenite deposit in Europe. Being located in a politically stable area and close to potential end users, Management believes this acquisition could be a major value driver for Crew.

Liquidity

On October 27, 2004 the Company issued through a private placement, a $23.4 million (NOK 150 million) five-year Unsecured Bond Issue. The bonds were issued in denominations of NOK 500,000.  After deducting finance costs of $0.7 million, net proceeds of $22.7 million were raised.

The bonds have a fixed interest rate of 9.5% with interest payable annually in arrears.  The loan will be repaid on October 27, 2009.  The Company may redeem the loan in October 2007 at a price of 103% and in October 2008 at a price of 101.5%.

On June 27, 2005, the Company concluded a Private Placement of 17.6 million new common shares at NOK 8.20 per share raising gross proceeds of NOK 144.3 million ($21.9 million).  Issue costs of $1.1 million were incurred and the net proceeds from the issue totalled $20.8 million.

On September 6, 2005 the Company concluded a further Private Placement of 19.45 million new common shares at NOK 10.50 realising gross proceeds of NOK 204.2 million ($32.5 million).  Issue costs of $1.2 million were incurred and the net proceeds from the issue totalled $31.3 million.

The Private Placements were directed towards institutional investors and were significantly oversubscribed.

The new funds raised put the Company in a strong treasury position and will be utilised in expanding the Company’s portfolio of gold and other assets.

New Board Appointments

Dr. Michael Price joined the Board on October 2004.  Dr. Price is a Managing Director and Joint Global Head of Mining and Metals at Barclays Capital, London. He is a qualified mining engineer with a BSc (1978) and Phd (1981) from University College of Cardiff and he has a Mine Manager’s Certificate of Competency (South Africa).  Dr. Price has arranged, structured and advised on mining related financings around the world and he has dealt with governments, multi-lateral institutions, corporations and banks on all aspects of mining and metals related financing.  Dr. Price’s background and experience will be very important for the Company’s transition from a junior to a mid-tier mining company through both organic and non-organic growth.

William LeClair joined the Board in December 2004. Mr LeClair is Chief Financial Officer of Hot House Growers Income Fund (“HHGIF”), an Income Trust listed on the Toronto Stock Exchange. Headquartered in Vancouver, British Columbia, HHGIF is one of North America’s largest growers of greenhouse vegetables. Prior to joining HHGIF in 2003, Mr LeClair spent seven years as Vice President, Finance and six years as Vice President, Operations with HHGIF’s previous owner, a Vancouver-based private company operating in the international real estate development industry. Mr LeClair holds a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant (1978) in Canada. Until 1991, he was a principle in the audit and financial advisory services departments of Coopers and Lybrand. He sits on the boards of a number of private companies and is a city councillor in a suburb of Vancouver.  Mr LeClair’s experience brings independent financial expertise to the Board.

OPERATIONAL REVIEWS

Nalunaq Gold Mine

Nalunaq Gold Mine is located in the Kirkespirdalen valley in Southern Greenland and is the first new mine in Greenland for over twenty years and the country’s first gold mine. After many years of development, the mine commenced commercial production in July 2004 and was officially opened on August 26, 2004.

Commencement of Mining

In the previous financial year, the Company’s efforts focused on ensuring the Mine complied fully with the requirements imposed by the Bureau of Minerals and Petroleum (“BMP”) for the granting of a Mining License. This was finally concluded by the end of April, 2004.

The first gold from the mine was produced in February 2004 from ore which had been stockpiled during prior years’ exploration programs.  On August 12, 2004, the second shipment of ore left Greenland. Thereafter, ore production has progressed with, on average, a consignment of ore leaving Greenland on a quarterly basis and in total, four shipments being processed in the year.

Results from Mining

The Nalunaq resource is a narrow vein deposit consisting of several high grade “bands” typically holding grades of around 30 g/t or higher. Between the high grade bands, grades can vary between 10-12 g/t and 20 g/t.  In practice this means that the grades achieved on an ongoing basis can vary considerably.

The average grade achieved for the year was 16.9 grams per tonne.  In total 132,000 tonnes of ore were produced in the year, of which 119,000 tonnes were actually processed. Gross gold production was 62,900 contained ounces in the year, with 59,700 ounces recovered following tailings and efficiency fees.  Average cash cost per ounce (see page 1) produced was $406.

With any business, its start up period will present many challenges. Careful planning, while vital, cannot cover every aspect of an operation and Nalunaq proved no exception.  While the results for the year are not as originally anticipated, they incorporate the cost of knowledge, experience and development processes learned during the year under review, which will be of long term benefit to the ongoing production and profitability of Nalunaq.

Several major factors arose during the year which impaired both the production levels and grades achieved, and as a direct result, the cash cost per ounce (see page 1).

It had always been the Company’s intention to commence production of commercial ore and in tandem, continue ongoing development work.  The level of development work undertaken in the year was extensive and was higher than originally anticipated.  Typically, as development work produces waste and some low grade ore, both production levels and grades were impacted adversely.

The Company experimented with two mining methods during the year, again whilst this impacted production, the experimentation assisted in developing the most appropriate method of mining for the operation.  During the last quarter of the financial year, average production was around 600 tonnes per day, 33% higher than the originally planned target of 450 tonnes per day.

The narrow vein of Nalunaq presents its own unique challenges.  To maximise the return from the ore, the dilution with waste ore must be kept to a minimum.  From the commencement of mining, it became apparent that the plant and equipment present at the Mine would require some additional enhancement in order to perform in line with expectations and deal with the changes in mining methods from the original plan.  The time taken to identify these difficulties and resolve by sourcing, ordering and commissioning new equipment had a negative impact on production and grades.

The severity of the winter resulted in the then only accessible level on the Mine, the 450 level, being unreachable. To counteract this, access was developed at the 300 level and this should minimise further production downtime arising from the adverse weather conditions.

The lower grades achieved mean there is still gold contained in the stopes mined in the year.  An independent consultant has reported that in excess of 21,000 ounces of gold is contained in the mined stopes and where the costs of mining have already been recognised.  The Company is currently reviewing methods whereby this gold can be recovered by a low cost engineering project.

Management believes resolution of these issues will enhance the ongoing grades recovery levels from the Mine and thereafter, the costs will decrease and ongoing profitability be enhanced.

Exploration at Nalunaq

Nalunaq currently ships ore to Spain for processing at the Rio Narcea Gold Plant.  While it had always been accepted that the returns from the Mine would be significantly improved by the installation of an on-site processing plant, more definitive work was required to expand the resource base in order to justify the significant further investment this would entail.

An aggressive exploration program commenced during Q3 2005.  The objective of the programme was to significantly increase the resource base, ideally to a level where the identified resource base could justify the installation of an on-site processing plant.

The exploration program for the South Block (valley sector) on Nalunaq was developed with a time line of approximately 6 months.  Thereafter initial expansion into a similar target known as the Upper Block (mountain sector between 600-900 levels) commenced.

The Company is pleased to report that this year’s exploration drilling in the South Block and the Upper Block of Nalunaq Gold Mine has been successful and that the first program has provided results, which allow independent consultant Snowden Mining Industry Consultants Inc (Snowden) to define an Inferred Resource of 2.1 million tonnes with a grade of 18 g/t (range: 16-21 g/t), using a conservative payability factor averaging 0.4 for the drill-indicated resources.  This resulted in a total resource of 1.2 million ounces.

Due to the nature of the high-grade, narrow-vein mineralization the new resources cannot be classified in economic terms before underground drifting into the structures has been completed. Management believes that the consistent drilling results are supportive of a significant mineralization and has adopted a conservative payability factor averaging 40% to adjust for the uncertainty. The results are sufficiently encouraging to recommend the construction of a processing plant on site. In addition, the first drilling program has only covered a limited area around the current operation and drilling will be continued in potential ground of the Valley Block and the interior of the Mountain Block in the near future.

Mine planning is being adjusted to these new results and is already scheduled to allow for ready access and the definition of mineable reserves. More than 6,000 meters of systematic core drilling from 37 holes in the South Block have now been completed. The results show that a consistent and regular mineralised sheet exists in an area of nearly 400,000 square metres, in direct continuation of the known structure already established by drifting on level 300. As expected, the narrow vein returns irregular assay results from the drill intercepts. Best results of 104 g-m/t gold and 36 g-m/t (gram-meter/ton) are in line with results of the previous drilling in the Target Block and support to the presence of a regular and locally high-grade mineralization.  However, the results cannot be taken as indicative of the contained grade as the high nugget effect makes intercept of high-grade intervals highly unlikely and irregular. In the Upper Block 8 holes totalling 572 meters have demonstrated a consistent mineralization here over an area of about 255,000 square meters.

Management is particularly encouraged by the intercept of a Main Vein structure with 115 g/t over 0.5 m and visible gold in an area, which appear in the projected extension of the high-grade panel of the Target Block, which is currently being mined, as this will allow immediate access from the existing mining infrastructure. In addition, the mine operator is preparing access to the 250-levels by a decline from the 300-level and to the 200-level from a surface portal to be used as the future feed conduit of ore to the planned processing facility in the valley floor. All these levels will be connected to the existing mine infrastructure to allow for underground ore transfer throughout the year.

The results of the 2005 exploration programme can be summarized as follows:

Indicated Resources:

Area	Payable tonnes	Grade	Cont oz gold.
Target Block W	380,000	21	257,000
South Block	60,000	19	37,000
Total	440,000	21	294,000

Inferred Resources:

Area	Payable tonnes	Grade	Cont oz gold.
South Block	520,000	18	300,000
Target Block W	270,000	16	139,000
Target Block N	290,000	18	168,000
Upper Block	320,000	18	185,000
Mountain Block	190,000	18	110,000
South Block C	70,000	17	38,000
Total	1,660,000	18	940,000

The permitting process of a plant on site has been commenced and if approved could be operational by January 2007.  The Company is evaluating how to optimize the resource exploitation until such time as a plant is commissioned.

•                              The above table has been extracted from the Report entitled “Independent Review and Resource Estimate” dated August 5, 2005.  The Report was prepared for the Company by the independent consulting group, Snowden Mining Industry Consultants Limited (“Snowden”). The resource estimate has been compiled in accordance with the Canadian National Instrument 43-101 and reported to the 2004 CIM Definition Standards (“Mineral Resources and Mineral Reserves”) by Snowden. Dr Simon C Dominy is the “Qualified Person” as defined by 43-101, has verified the estimate.  Dr Dominy is a Principal Mining Geologist and has extensive experience of narrow-vein high nugget systems such as Nalunaq. A copy of the report can be obtained at www.sedar.com.

•                              Payable tonnages have been rounded to the nearest 10,000 tonnes to reflect the uncertainty in the estimate. Tonnage has been estimated using a bulk density of 3.0 t/m3 and diluted to a ‘mineable’ stope width of 1.4 m.

•                              The global resource grade is reported at a zero cut-off grade, and has a best-estimate grade of 18 g/t Au within the range of 16-21 g/t Au. The best-estimate grade of 18 g/t Au is based on extensive underground bulk sampling of the Target Block undertaken during 2000, with the grade range reflecting the likely grade variability inherent in such a coarse-gold high-nugget system. Current production reconciles within this range.

•                              Contained ounces are rounded to the nearest 1,000 ounces to reflect resource uncertainty.

•                              The application of a best estimate for grade quoted within a grade range is an unusual practice within the mining industry. However, the precedent exists when quoting grades for high-nugget effect veins systems that carry high inherent grade variability.

Barberton Mines Limited

Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (renamed “Barberton Mines Limited”) for a total cash injection of $3.8 million comprising of a shareholder loan of $3.8 million (Rand 30 million) and a nominal equity investment of $3 (Rand 20).

The acquisition was made by a consortium consisting of Metorex Ltd, 54%, MCI Resources Ltd, 26%, and the Company, 20%. The total purchase price paid by the consortium of Rand 255 million was funded by a Rand 105 million term-loan facility and Rand 150 million of shareholder loans. The term loan facility was secured by a pledge of all Barberton shares held by the shareholders and by Barberton’s assets.  In addition, certain financial and operational lending covenants had to be met by Barberton as failure to do so would result in restrictions on the payment of dividends, repayments of shareholder loans and the repayment of interest thereunder.

On October 29, 2003 it was agreed by Special Resolution to increase the authorised share capital of Barberton Mines Limited from Rand 12,000,000 to Rand 12,016,000 by the creation of 16,000 cumulative variable rate redeemable preference shares of Rand 1 each.  These shares had no voting rights. On December 23, 2003 the shareholder loans of Rand 150,000,000 were converted to 15,000 cumulative variable rate redeemable preference shares of Rand 1.  The issue price of each of these shares was Rand 10,000.  Rand 9,999 being the surplus between issue price and par value, was credited to a surplus premium account in Barberton.

In exchange for converting Rand 30,000,000 of shareholder loans, Crew received 3,000 preference shares of par value Rand 1 each with a deemed aggregate issue price of Rand 30,000,000 ($ 4,311,000).

The equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) are a loss of $0.2 million compared with earnings of $2.1 million for the year ended June 30, 2004.  The reasons for this decrease are as follows. In the previous fiscal year, Barberton recorded significant gains resulting from the mark to market revaluation of its hedge book which under Canadian generally accepted accounting principles is recorded each period.

For fiscal year 2005, Barberton’s production and grades achieved were slightly behind budget.  In total, 316,000 tonnes of ore was produced at an average grade of 11.11 g/t.  This compares to 334,000 tonnes at 11.27 g/t in the previous year.  This resulted in a slight fall in ounces produced from 110,000 ounces in 2004 to 103,000 ounces for 2005.

Local mining costs increased by 8% over 2004 levels.  Barberton’s ongoing cost basis is currently the subject of independent review, the result of which could result greater efficiencies leading to a decrease in its ongoing cost base.

Apex Mining Company Inc

The Company announced its intention to acquire 72.5% of the share capital of Apex Mining Company Inc (“Apex”) in February 2005.  The due diligence processes were concluded satisfactorily and the Company concluded the definitive agreement relating to the acquisition in August 2005.  The total consideration paid for the 72.5% shareholding was $6.6 million.  In line with the requirements of the Philippine Stock Exchange (“PSE”), the Company, having acquired 72.5% of the share capital is obliged to make an offer to the minority shareholders to acquire their shares.  This process is underway.

Apex is listed on the PSE (PSE:APX).  Its principal asset is the Masara Gold Mine, located in south-eastern Mindanao, where production was closed in 2000. The mine had previously been operated as a small underground operation with a mill and treatment plant on site. The treatment plant previously had the capacity to process 1,200 tonnes of ore per day.  The property is located in Compostela Valley which is considered to be one of the most prolific gold belts in the Philippines and among others includes the famous Diwalwal gold-rush area, hosted in a similar geological setting.

Following the conclusion of the acquisition, Managements initial objectives are to rehabilitate the existing plant to an operational stage. Throughout the development process, the Company will work in tandem with the local population to ensure no social distress arises.  By the end of 2005 the plant is planned to have a capacity of 500 tonnes per day (“tpd”) increasing to 2,000 tpd by the end of 2006.  When the plant is operational, the refining of existing tailings will commence.  These contain estimated grades of 3.5 g/t.

An extensive exploration drilling program has been designed and will be conducted in order to assess the resource potential and to get better information of the mineralized system. The initial program will concentrate on parts of the system where access is already available, but with emphasis on deeper parts and strike parallel extensions.  The results from the exploration drilling will form the basis for the mine plan and the start of underground drilling.

A Technical Report on the historical resource evaluation is being compiled for an independent resource assessment. The technical report will satisfy requirements of Canadian Securities Commission on disclosure in relation to the Company’s acquisition of Apex and will be NI 43-101-compliant for reporting of historical data.

Recruitment of suitably qualified and trained staff has commenced and the organisation should be in place by the end of October.

Ghana Concession

The Hwini-Butre gold concession (the “HB Gold Concession”) is a gold exploration project in south western Ghana. Hwini-Butre Minerals Ltd. (“HBM”), a 100%-owned Ghanaian subsidiary of Crew Development Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd (“St Jude”), owns 49% of the HB Gold Concession.

In August, 2005 the Company received notice from its 49% partner in the project, St Jude (“St Jude”), indicating the latter’s desire to increase its interest in Hwine Butre to 65% pursuant to a call option stipulate in the original agreement between both parties dated February 1995.  The Company offered and St Jude agreed to acquire the Company’s interests with immediate effect.

The total consideration for the transaction was $5 million paid in an equivalent amount of St Jude shares.  As a result, St. Jude issued 2,995,000 common shares to the Company.  These shares are subject to a four month statutory holding period after which time one third of these shares will be subject to a hold period spanning an additional 12 months.

The Company anticipates a gain on disposal of $2.4 million, before tax, as a result of this transaction.  This sale is in line with the Company’s strategy to focus human and financial resources on projects in, or close to production with a target of substantially increasing gold production in the next 1 to 3 years.

Mindoro Nickel Project

The Mindoro Nickel Project is located in Mindoro Island in the Philippines approximately 200 kilometres south of Manila.  The nickel-bearing laterite deposit is located in the foothills of the central part of the island around 30 kilometres from the Coast.

The project has a number of advantages, which more than outweigh its lower grade compared to some of the richest projects currently under development. The project has almost identical grade as several operating Australian deposits but a more attractive wet-limonite composition with better leach kinetics and higher recovery. The Company’s sulfur source in the Philippines (Pamplona) secures the project a fixed low cost of sulfuric acid, the largest cost component in processing of nickel laterite, for the life-of-mine.

In 1997, an Exploration Permit (“EP”) for the Mindoro concession was granted to Aglubang Mining Corp, a fully owned subsidiary of Crew.  The EP was renewed in 1999 for a period of two years.  In 2001 the key section of the concession was granted a Mineral Production-Sharing Agreement (“MPSA”), which secured for the Group the exclusive right to develop the property into a mine for a period of 25 years.  The MPSA covered the area where the Group had defined a measured and indicated resource.

In July 2001 the MPSA was cancelled unexpectedly by the Secretary of the Department of Environment and Natural Resources (“DNER”) in the Philippines.  The Company immediately appealed the Cancellation to the Office of the President and suspended further work on the project.  As a consequence of the cancellation the Company recorded impairment provisions in the financial statements for the year ended 30 June 2001 against the full carrying value of its investment in the project totalling $26.5 million.

On March 24, 2004 the Company’s Philippine subsidiary Aglubang Mining Corp received notification that a resolution issued by the Office of the President revoked and set aside the cancellation of its MPSA (Mineral Production-Sharing Agreement) docketed as No. 167-2000-IV.

The resolution effectively reinstated fully the MPSA and title to the property. Management believes the response of the Office of the President was a clear and strong signal of the change in attitude of the Government of the Philippines towards mining, from that of tolerance to active promotion and acknowledges the MPSA as a tool for investment protection.

Management believes that the costs incurred to date on the project are of significant value to the Company and will be of ongoing benefit as work recommences on the project.

The Company has re-initiated both its resource and test work on the project.  It has recommenced test drilling and has conducted a radar survey which clearly confirmed the lateral continuity of the resource and also proved to be an efficient method for defining the lower contacts of the resource.

The Company’s stated strategy for non-gold assets is to develop these with an industrial partner.  Management believes this mitigates the Company’s overall risk.  In line with the Company’s strategy to develop its non-gold assets with an industrial partner in July 1, 2005, the Company signed a Memorandum of Understanding with Jilin JIEN Nickel Industry Corporation (“Jilin”) relating to the cooperative development of MNP.  The Memorandum of Understanding (“MOU”) represents an agreement between Crew and Jilin on a joint contribution to further studies and test work. The MOU describes the framework for reaching a Definitive Agreement with the objective of concluding this at the earliest possible date.

Seqi Olivine Deposit

During the year ended June 30, 2003, the Company acquired 100% of the mineral rights to the Seqi Olivine project after this had been released by the previous owner and was granted an exclusive Exploration Permit for the project by the Bureau of Mines and Petroleum of the Greenland Home rule Government. The property measures fourteen square kilometres and is located in Greenland 90 kilometres north of Greenland’s capital city, Nuuk. On July 7, 2004 the Company announced the expansion of its holdings in the Fiskefjord area, West Greenland from 16 square kilometres to 83 square kilometres, partly as an expansion of the original Seqi license (License No 2003/02) and partly as 4 independent sub-areas (License No. 2004/06).

Olivine is a magnesium-iron silicate, which is used extensively in iron-pellet production and its properties make its products suitable for a number of industrial applications. The high grade and favourable textural and chemical properties contribute to the commercial potential of the project. The deposit is located only 600 meters from the tidewater in a protected fjord, which provides year round access. The location and relatively simple nature of the operation allows for a short lead-time to production. The project has been designed for an annual capacity of 1.5-2 million tonnes per annum.

During the year, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study (“BFS”) for the Olivine project.  The Company was responsible for the management of drilling and for the preparation of the BFS.  Minelco agreed to cover the costs of producing the BFS.  Drilling on site commenced on August 16, 2003 and most work was completed on schedule by the end of March 2004.

On April 30, 2004 the Company announced that Minelco AB (“Minelco”) had, based on the preliminary evaluations of the feasibility study, requested Crew to advance the Seqi Olivine project under the terms of the existing agreement between Crew Minerals AS and Minelco AB.

The agreement granted Minelco an option to buy 51% of the Seqi project through carrying all capital expenditures related to the development of a mining operation as defined by the feasibility study. The conclusion of the feasibility was positive. On June 21, 2004 Minelco confirmed that the LKAB board, as defined by the feasibility study for the project, had approved the investment capital. Under the terms of the existing agreement between Crew and Minelco AB this investment would grant Minelco a 51% shareholding of the project.

In order to maximize it focus on gold projects, the Company decided to accept an offer from Minelco AB to dispose of its interest in the share capital of the Seqi project.  The Company concluded this deal on June 30, 2005 when the sale proceeds of $10 million were received

In addition to the purchase price there is an annual fee to be paid by Minelco AB over 17 years based on produced tonnage. For years 3 through to 14 of production there is a guaranteed minimum royalty of USD $1 million per year based on production and subject to certain conditions.  This royalty income will be recognised in the financial statements as it is earned.

Negros Sulfur Project (Pamplona)

In Q1 2004 the Company announced that the Department of Environment and Natural Resources (“DENR”) of the Philippines approved an application for a $0.5 million exploration program including the delivery of a 2,000 tonne bulk sample from the Pamplona Sulfur deposit. The purpose of the bulk sampling was to examine the commercial and technical viability of the Pamplona deposit as a supplier of sulfur to a major agricultural fertilizer company in the region.

During the period the Company completed a new detailed topographical survey for the Pamplona open pit-area. This enabled the identification of a suitable sampling site for the 2,000 tonne bulk sample.  The access road was surveyed in detail, all repair and upgrade sections identified and the required work quantified.

Three contractors reviewed the logistics of bringing 2,000 tonnes from the bulk sample trench to the shipping site at Amlan about 24 kilometres away.  Management believes the proposed work will allow the sampling and transfer of materials under environmentally proper and safe conditions and that will be socially acceptable to the local population.

The current plan is to extract the bulk sulfur sample and ship this for testing. If testing is successful, work will commence on detailed mine planning and the required infrastructure of the proposed facility. In tandem Management believes negotiations with the identified industrial partner regarding the financing of the project will be concluded. This is in line with Crew’s strategy to develop selected minerals projects through securing market access and entering into strategic alliances with major industrial partners, who are also end users of the mineral in question. The potential production volume is considered to be in the range of 2-4 million tonnes of ore per year, starting at around 1 million tonnes per year.

A stand-alone sulfur operation at Pamplona will not compromise the potential future supply of sulfur to the Mindoro nickel project.

Nordli Molybdenum-Porphyry Deposit, Hurdal, Norway

On January 12, 2005 the Company was granted the exclusive title for two porphyry-molybdenite properties located in the Oslo region, Norway, the “Hurdal” and “Skrukkelia” Molybdenum (“Mo”) projects.

The Hurdal project is potentially the largest molybdenite deposit in Europe.  Over recent years the Molybdenum prices have increased from about $2.5/lb $25-28/lb today and with steadily increasing consumption. The demand for the metal is also strongly associated with the consumption in the stainless and specialty steel sectors. 1% Mo is equivalent to 3% Chrome (Cr) in steel alloys and stainless construction-steel types may contain 2-3% Mo. An increasing range of other metal alloys and non-metallurgical compounds are also making use of Mo, because of its characteristics and the fact that, unlike most other heavy metals, it has low toxicity.

The recognition of stock-work-type molybdenite mineralization led to the discovery of several significant porphyry-type Mo deposits in the Permian Igneous Province of the Oslo region, Norway, in the 1970’s. Several targets were drill tested along with the recognition of numerous prospects for Mo mineralization.

During the year, the Company has held meetings with the municipal representatives of Hurdal, with the participation of the Norwegian Mining Director. Local support for the project has been strong.  And the proposed exploration activities well received.  A public meeting is to be held in October for the Company to present its proposals.

The current work program incorporates 3,000 meters of core drilling from 6 holes. The cost of this program is expected to cost NOK 3 million and is expected to be completed before end of calendar 2005. A local drill contractor has been contacted but the details of the program have not yet been fully completed. Drilling will not commence until after the public meeting is held.  A suitably experienced and qualified Technical Manager has been identified to lead the proposed work program.

Exploration

Nanortalik IS Concession

Currently the ownership of the concession is between the Company (77%) and its local partner, Nunaminerals.  After funding the summer exploration program for 2005 undertaken since the year end, the holding owned by the Company should increase to 78% in Q3 2006.

The license conditions for renewal in 2004 required a reduction of the concession area by 50%. This reduction was proposed to the Bureau of Minerals and Petroleum (“BMP”) and accepted. The current concession area is 523 square kilometres. The reduction in area has been made without releasing any anomalous or potentially mineralized areas.

Lake 410 has long been known for highly anomalous sediment samples and free panning gold in the stream below Lake 410. Detailed mapping and outcrop sampling in 1994 -1996 led to the recognition of two consistently mineralized zones, named the Upper and the Lower Favourable Unit, both outcropping in the slopes below Lake 410. Sampling at several locations in these units have returned gold values in excess of 1 g/t.

In 2003, the sequence was drilled for the first time. The structure was identified in all 4 holes suggesting continuity of over at least 800 meters strike-length and showing some 300 down dip extension. The best results were obtained from drill hole no L410-001, which returned 2.12 g/t gold over 2 meters and from an intercept with thin quartz stringers in drill hole L410-002, which returned 2.22 g/t over 2 meters. The associated alteration zones in these intercepts were 3-4 m wide and heavily impregnated with arsenopyrite.

For technical reasons the follow up drilling programme did not commence until June 2005.  Since then, two drill holes have been completed which test the strike continuity of the best intercepts about 300 meters further north-west of these and two other drill holes have been completed to test the down dip extension of the identified structure. The results so far are encouraging as the drilling encountered two clear intercepts and two questionable intercepts at the expected depth. Assay results are still pending.

The existence of a very consistent structure with a potential mineralized area of about 800 by 300 meter has therefore been expanded.  The width of the mineralization varies between 4 meters and 1.2 meters.  The preliminary results are considered to be positive.  The size of the outlined mineralization however warrants further work and in-fill drilling in order to evaluate the quality and the possible continuation of the mineralized structure before underground testing can be proposed.

Other Greenland Exploration

On August 10, 2004 the Greenlandic authorities processed Crew’s application for an exclusive license of a new exploration area covering 284 square kilometres in South Greenland. The new area, named Akuliaruseq, holds a high potential for gold mineralization, as exemplified by the recent find of visible gold. The Akuliaruseq license is held entirely by Crew and is located north-west of its existing gold licenses of Nanortalik and Nalunaq.

Some parts of the East coast and selected areas at Akuliaruseq have already been covered with earlier sampling and provided anomalous samples. The data collected was insufficient and unevenly distributed.  To get a full coverage of the peninsula, a systematic sediment sampling programme was conducted in 2005.  The field campaign was a typical first sweep of sediment and scree sampling to identify areas with anomalous gold content. These areas will subsequently be the target for follow-up prospecting and more systematic rock sampling

Crew also holds a non-exclusive Prospecting License covering all of West Greenland. This license allows the Company to examine other potential mineral prospects from Cape Farewell in the South to Washington Land in the North, without any further permitting and to claim exclusive licenses for these as required. This move underlines the Company’s decision to expand its activities and to make exploration for commercial mineral deposits in Greenland one of its main priorities, in particular for precious metals.

Ringvassoy, Norway

Geologically Ringvassøy constitutes a window in the Scandinavian Caledonides with an Achaean greenstone belt sequence including iron- and sulfide-facies iron formation and abundant free panning gold in stream sediments. Geologically, the project area lies on the strike extension of the Biddjovagge gold deposit in Finnmark, the last operating gold mine in Norway.  It is believed that the area is promising with respect to Achaean lode-gold deposits and systematic exploration was started by the Company in 2000. In 2002 a systematic regional airborne geophysical study was conducted.

Work undertaken to 2004 revealed several promising targets although specific drill targets still need to be properly defined. The 2005 program concentrated on two areas where combined geophysical and geochemical anomalies have been established. The Tuven/Nordkjosvata area has returned anomalous gold samples including a sample of 9 g/t within a 0.4 x 1.3 km zone, Stream sediments from this area are highly anomalous and contain numerous free panning gold grains.

The Tuven/Nordkjosvata area was also tested with deep soil sampling, a method which has been particularly successful in Northern Sweden in localizing buried gold mineralization in local moraine materials. Work done also includes detailed prospecting and structural mapping.

Management believes the amount of gold anomalies in this relatively restricted area is highly promising. The claims are secured for 7 years under the current permit.

Other investments

During the year the Company completed the exit of its interests in Metorex Limited.  The Company sold its residual holding of 5,479,000 Metorex shares for cash proceeds of $2.1 million and generated a gain on disposal of these shares of $230,000.

The Company also completed its exit from its investment in Asia Pacific Resources, recording a profit of $24,000 on the shares disposed of in the period.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of
Operations

For year ended June 30, 2005

(Expressed in US dollars)

SUMMARIZED FINANCIAL RESULTS

Selected Financial Information

	2005	2004	2003
	$’000	$’000	$’000
Mineral Sales	$20,366	—	—
Direct Cost of Mineral Sales	(21,220)	—	—
Amortization	(5,632)	—	—

	(6,486)	—	—

Administration, office and general	$6,955	$5,237	$3,488
Professional Fees	847	705	1,141

Other income (expenses)	3,455	3,011	(8,271)

Net (loss) profit	(8,965)	(2,859)	(12,757)

EBITDA(1)	2,729	(1,401)	(12,501)

Earnings per share	$(0.05)	$(0.02)	$(0.11)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	167,424,369	143,324,571	138,664,295

Cash flow from operations	(15,307)	(4,483)	(4,294)

Cash and cash equivalents	37,799	1,994	4,973

Total assets	115,744	74,825	50,838

Long term debt	25,981	14,408	—

Shareholders’ equity	73,294	46,770	42,728

(1) EBITDA is a non-GAAP measure. See the explanation under “non-GAAP” measures on page 1 of this MD&A

EBITDA is calculated as follows:

Net (loss) / Profit	(8,965)	(2,859)	(12,757)

Depletion and depreciation	5,632	—	—

Interest and finance charges	4,176	1,771	177

Other	1,886	(313)	79

EBITDA	2,729	(1,401)	(12,501)

Selected Quarterly Financial Information

Expressed in thousands	June 30		March 31		December 31		September 30
United States dollars	2005	2004	2005	2004	2004	2003	2004	2003

Mineral Sales	$2,122	—	$4,804	—	$5,755	—	$7,685	—
Direct costs of mineral sales	(6,087)	—	(5,309)	—	(5,111)	—	(4,713)	—
Amortization	(1,886)	—	(1,360)	—	(1,216)	—	(1,170)	—
	$(5,851)	$—	$(1,865)	$—	$(572)	$—	$1,802	$—
Expenses
Administration, office and general	$1,812	$2,177	$2,086	$1,111	$1,554	$1,005	$1,503	$944
Professional Fees	175	185	315	74	224	336	133	110

Other income (expenses)	6,105	1,303	250	(453)	(2,406)	836	(494)	1,325

Net (loss) profit	(955)	(864)	(3,258)	(1,669)	(4,276)	(607)	(476)	281

Loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.01)	$(0.03)	$—	$—	$—

Cash flow from operations	(6,040)	(689)	(6,911)	(2,726)	(1,975)	(634)	(381)	(435)

Cash and cash equivalents	37,799	1,994	10,230	5,790	18,559	9,933	629	15,245

Total assets	115,744	74,825	90,620	72,069	93,374	74,926	77,428	67,238

Long term debt	25,981	14,048	26,744	15,258	24,806	16,195	15,625	16,365

Shareholders’ equity	73,294	46,770	51,322	48,439	53,369	49,255	47,089	49,094

Quarter 4, 2005

Mineral sales for the quarter ended June 30, 2005 at $2.1 million were significantly below expectations.  This result arose as the shipment of ore which left Nalunaq in June 2005 contained only 21,000 tonnes of gold ore compared to the anticipated 35,000 tonnes.  Owing to the prevailing ice situation around the fjord where Nalunaq is situated, the captain of the vessel chartered to transport the ore, decided to leave port prior to the loading of ore being completed.  The ore refined following this shipment contained a disproportionate level of low grade ore and realised approximately 13.4 grams per tonne.

Administrative, office and general expenses for the quarter are $1.8 million and are in line with the previous quarter and the ongoing level of expenses from the Company’s mining operations and its central and administrative functions.

Included in Q4 results are profits from the disposal of the Company’s interests in the Seqi Olivine Project of $9.7 million.  These profits have been offset by foreign exchange losses recorded for the quarter of $1.9 million.  These exchange losses principally arise from intra-group borrowings (from the parent to an integrated subsidiary) denominated in Danish Kroner and arise following the sharp decline in the value of the US dollar against the Danish Kroner at the year end.

RESULTS FROM OPERATIONS YEAR ENDED JUNE 30, 2005 versus JUNE 30, 2004

The Company has recorded EBITDA (ref page 1) for the year ended June 30, 2005 of $2.7 million compared to negative EBITDA of $1.4 million for the year ended June 30, 2004.

For the year ended June 30, 2005 the Company recorded a net loss of $9.0 million (($0.05) per share) compared with a loss of $2.9 million ($0.02 per share) for the year ended June 30, 2004. The 2005 result is adversely affected by a decrease in non-cash equity earnings from its investment in Barberton Mines Limited of $2.3 million, non-recurring finance charges of $2.0 million from the negotiated conversion of the convertible bonds and a negative $1.9 million non-cash effect from currency losses. This was mitigated by the positive effect of the Company’s sale of its interests in the Seqi Olivine project and interest savings from the negotiated conversion of convertible bonds.

For the first time, the results reflect the results of a commercial mining operation developed directly by the Company.  Nalunaq Gold Mine commenced commercial production in July 2005. The Nalunaq resource is a narrow vein deposit consisting of several high grade “bands” typically holding grades of around 30 grams per tonne (“g/t”) or higher. Between the high grade bands, grades can vary between 10-12 g/t and 20 g/t.  In practice this means that the grades achieved on an ongoing basis can vary considerably and overall focus should be given to average grades achieved over a longer time period.

The average grade achieved for the year was 16.9 grams per tonne.  In total 132,000 tonnes of ore were produced in the year, of which 119,000 tonnes were actually processed. Gross gold production was 62,900 contained ounces in the year, with 59,700 ounces recovered following tailings and efficiency fees.    Average cash cost per ounce produced (see page 4) was $406. The number reflects the start up period with consequential ramping up of production and lower than budgeted tonnage due to changes in the mining method. Accordingly management believes that there are gold fines left in the mine, where costs of production have been recorded, but their value not reflected in these financial statements. Owing to increased production in Quarter 4, the cash cost per ounce of gold produced in the quarter fell to approximately $300. Management believes that this cash cost is not representative of the future. A number of cost saving measures have been studied and will be put into place during the forthcoming year. The increase in the Nalunaq resource to in excess of 1.2 million ounces, reported in September 2005, supports additional investment in equipment to improve efficiencies at the mine.

Administrative expenses for the year are $7.0 million compared to $5.2 million for the year ended June 30, 2004.  This increase is almost entirely attributable to the commencement of commercial production at Nalunaq.  Prior to the commencement of production, costs associated with the development of the project were capitalized and carried on the balance sheet under the heading “Nalunaq Property, Plant and Equipment”. Since May 1, 2004 all ongoing production, insofar as these exceed the net realisable value of ore mined in the period, administration, office and general costs associated with the project are recognised in the Statement of Loss and Deficit.

Interest and finance charges for the year are $4.2 million compared to $1.8 million for the year ended June 30, 2004.  The most significant amounts included in these totals relate to interest, accretion and amortization of costs associated with the Convertible Bonds issued by the Company in the year ended June 30, 2004 and interest and amortization of costs on the Bonds issued by the Company in the year ended June 30, 2005.

The reason for this increase is two-fold:

a)              In October 2004, the Company negotiated conversion of 22,250,000 convertible bonds. The Company paid $1.1 million to its convertible bondholders to induce them to convert their position.  This cost is reflected in the results for the year ended June 30, 2005.  Without conversion interest charges of approximately $2.2 million would have been payable over the remaining term of the bonds. The transaction therefore resulted in a net saving of $1.1 million in interest.

b)             The average interest of debt held in 2005 was 9.5 % compared to 2004’s average of 9%.  Additionally, the average level of debt held by the Company during the year ended June 30, 2005 is approximately 50% higher than the average level for the previous year, thus giving rise to a year on year increase in interest payable.

The equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) are a loss of $0.2 million compared with a gain of $2.1 million for the year ended June 30, 2004.  The reason for this year on year variance is the incorporation of changes in the unrealized portion of Barberton’s hedge book as part of equity earnings in the previous fiscal year. The incorporation of these profits of approximately $1.2 million into the financial statements for the previous fiscal year is consistent with Canadian generally accepted accounting principles.

During the year the Company continued to dispose its interest in the share capital of Metorex and this had been concluded by the end of the June 2005.  In the current year, the Company sold 5,479,000 Metorex shares (2004: 3,874,000) for total proceeds of $2.1 million (2004: $1.3 million).  This resulted in gains on disposal of these shares of $0.2 million compared to $0.2 million for the year ended June 30, 2004.

The Company completed its exit from its residual interests in Asia Pacific Resources during the year. This resulted in a gain on disposal of $24,000 compared to $601,000 for the year ended June 30, 2004.

In order to maximise it focus on gold projects, the Company decided to accept an offer from Minelco AB to dispose of its interest in the share capital of the Seqi project.  The Company concluded this deal on June 30, 2005 when the sale proceeds of $10 million were received. In addition to the purchase price there is an annual fee to be paid by Minelco AB over 17 years based on produced tonnage. For years 3 through to 14 of production, there is a guaranteed, subject to certain conditions, minimum fee of USD $1 million per year.

Foreign exchange losses of $1.9 million have been recorded for the year ended June 30, 2005 compared to foreign exchange gains of $0.3 million for the previous financial year. These exchange losses principally arise from intra-group borrowings denominated in Danish Kroner and arise following the sharp decline in the value of the US dollar against the Danish Kroner at the year end.

RESULTS FROM OPERATIONS YEAR ENDED JUNE 30, 2004 versus JUNE 30, 2003

The Company has recorded negative EBITDA (ref page 1) for the year ended June 30, 2004 of $1.4 million compared to negative EBITDA of $12.5 million for the year ended June 30, 2003

For the year ended June 30, 2004 the Company recorded a net loss of $2.9 million (($0.02) per share) compared with a loss of $12.6 million ($0.09 per share) for the year ended June 30, 2003. During the year ended June 30, 2004 the Company continued its strategy of divesting non-core investments and focusing on the development of its development projects, principally the Nalunaq Gold deposit.

Administrative expenses for the year are $5.2 million compared to $3.5 million for the year ended June 30, 2003.  This increase is almost entirely attributable to the commencement of production at Nalunaq and principally arises in the last quarter of Financial Year 2004. By June 30, 2004, the Company had substantially completed the development of its principal asset as an operational gold mine in addition to continuing the development of other projects in its portfolio.

Legal and professional fees for the year are $0.7 million compared to $1.1 million for the year ended June 30, 2003. Included in legal and professional fees for the year ended June 30, 2003 were non-recurring legal costs amounting to $0.4 million relating to corporate reorganization, bank financing for the Nalunaq project and the formation of the company for the Nalunaq project.

Interest and finance charges for the year are $1.8 million compared to $0.2 million for the year ended June 30, 2003.  These charges for 2004 derive almost entirely from interest, amortisation of finance costs and accretion charges associated with the Convertible Bonds issued by the Company during the year ended June 30, 2004. On September 8, 2003 the Company issued through a private placement, Norwegian Kroner (NOK) 120 million three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK 100,000 and rank pari passu among themselves. After deducting finance costs of NOK8.5 million, the net proceeds were NOK111.5 million. These bonds bear interest at 9% payable semi-annually in arrears.

The equity earnings from the Company’s investment in Barberton Mines Limited are $2.1 million, compared with $0.1 million for the year ended June 30, 2003. Included in the results for Barberton Mines Limited for the year are non-recurring profits of approximately $1.2 million arising from hedging profits. The incorporation of these profits into the financial statements is consistent with Canadian generally accepted accounting principles.

The Company recorded earnings on its investment in Metorex for the year ended June 30, 2004 of $0.2 million compared to a loss of $4.0 million for the year ended June 30, 2003. At July 1, 2003, the company held 5.35% of the share capital of Metorex. This had reduced from the 21% following the disposal of Metorex shares on June 15, 2003. Accordingly the Company did not account for the Metorex investment under the equity method during 2004 and the income from this investment represents dividends received and gains on sale on the disposal of further shares. By the end of the financial year the holding in Metorex had dropped to 3.1%. The equity earnings from Metorex for the year ended June 30, 2003 represent the Company’s proportionate share of Metorex’s net earnings from July 1, 2002 to October 22, 2002 at 41%, and from October 22, 2002 to June 15, 2003 at 21%. Also included are provisions to reduce the carrying value of the investment to market value at June 30, 2003 of $0.8 million.

At June 30, 2004, the Company held approximately 0.2% (2003 – 6.22%) of Asia Pacific Resources Ltd (“Asia Pacific”) with a carrying value of $42,000 (2003 - $1.3 million). At June 30, 2003 the market value of the investment in Asia Pacific was $2.2 million less than its caryring value and accordingly, the Company recorded a provision for this decline in value. During the year ended June 30, 2004, the Company continued its exit from its residual interests in Asia Pacific Resources and recorded total gains on disposal of shares of $0.6 million as compared to a loss on disposal of shares of $20,000 for the year ended June 30, 2003).

On September 26, 2003, pursuant to an agreement dated September 3, 2003 the Company sold its 86.1% shareholding in NPGP.  In consideration for the sale of this subsidiary, the Company received cash consideration of $173,000 and forgave an inter-company debt of $416,000, which was repayable by NPGP to the Company of $985,000.

At the time of closing, NPGP had external liabilities of $423,000 all of which were assumed by the purchaser of NPGP. The Company also agreed to defer the repayment of an additional loan from NPGP of $619,000 which will now be payable to the Company on December 31, 2011. The Company has made full provision for this amount and the gain on the sale of the shares was reduced accordingly.  This transaction resulted in a gain foe the Company of $1m.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Company’s main source of liquidity was cash of $37.8 million (2004 - $2.0 million).  At June 30, 2005, the Company’s consolidated working capital comprising, debtors, stocks, marketable securities and accounts payable was $36 million (2003 - $2.0 million).

During the year the Company used $15.3 million in cash from operating activities (2004 - $4.9 million). The loss of $8.5 million for the year includes depreciation and depletion charges of $5.6 million, non-cash equity losses from the investment in Barberton of $0.2 million and gains on sale of investments of $9.9 million.  The net loss of $2.9 million for the year ended June 30, 2004 included non-cash equity earnings from the investment in Barberton of $2.1 million and gains on sale of investments of $1.8 million.

With respect to changes in working capital, the primary source of cash was due to an increase in accounts payable by $4.3 million, offset by an increase in inventories of $2.5 million. The increase in inventories represents ore mined at Nalunaq together with other materials and consumables held at site.

During the year, the Company issued 20,050,000 shares for cash totalling $22.3 million, arising on the new shares issued for cash and the exercise of share options and warrants (2003 - $ 2.1 million).  The Company raised $23.4 million from the issue of bonds during the year.  This senior unsecured bond loan of NOK150 million has a fixed interest rate of 9.5%. The loan was drawn down on October 27, 2004 and will be repaid on October 27, 2009. Crew may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%. The Company raised funds of $16.7 million in the year ended June 30, 2004 from the issue of convertible bonds.

During the year, the Company received $0.4 million (2004: $0.1 million) from Metorex Ltd for repayment of loans advanced to Chibuluma Mines (a mine within the Metorex group) in fiscal year 2002. The Company also received dividend income from Barberton of $389,000 (2004: $40,000).

During fiscal year 2005 a total of $7.9 million (2004 - $20.6 million) was spent on advancing the Company’s mining, exploration and development properties.  Of this total, $7.6 million (2004: $19.9 million) was incurred in the capital and development projects for the Nalunaq property.

The Company had total assets of $115.7 million at June 30, 2005 (2004 - $74.4 million) and shareholders’ equity of $73.8 million (2004 - $46.8 million).

SHARE CAPITAL

The authorized share capital September 27, 2005 was 500,000,000 common shares without par value.  At September 29, 2005 the Company had 213,286,515 shares in issue with a value of $183.4 million.

The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted.  The options are generally exercisable for up to five years from the date of grant.  At September 27, 2005 there were 2,233,500 options available for grant

At September 29, 2005 there were 4,455,000 share options outstanding at an average weighted price of CDN$0.73 each.  All options outstanding relate to Directors and employees.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates derived there-from is included in Note 2 to the annual Consolidated Financial Statements for the year ended June 30, 2005. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

•                  Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•                  Depletion and Depreciation of Property, Plant and Equipment;

•                  Reclamation and Remediation Obligations;

•                  Income Taxes

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company undertakes a review every year to evaluate the carrying values of operating mines and other mineral property interests. A life-of-mine cash flow for each remaining year is prepared based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $570,000 discounted future value estimated by the Company at June 30, 2005.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2004 the Company changed its functional currency from the Canadian (CAD”) dollar to the United States (“US”) dollar.  The change was necessary due to the fact that during the quarter ended September 30, 2004 the Nalunaq Gold Mine completed its development and commenced its commercial mining operations.  Revenues and direct costs for the Nalunaq Mine are now principally denominated in U.S. dollars.  Accordingly, the Company considered the results for the Group would be more fairly reflected by adopting the U.S. dollar as its functional currency.  The Company also adopted the U.S dollar as its reporting currency.

The comparative numbers for the year ended June 30, 2004, including supplementary information were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the exchange rate for the period of U.S. $1.00 = CAD $1.3436.  Assets and liabilities were translated at period end rates at June 30, 2004 of U.S $1.00 = CAD $1.3453.  All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders’ equity.

RISKS AND UNCERTAINTIES

The Company and its projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect the Company’s future operating results and cause actual future events to differ materially from those described in forward-looking statements. The key risk factors are outlined below.

Liquidity Risk

Liquidity risk measures the risk that the Company may not be able to meet its liabilities as they fall due and therefore, continue trading.  The Company’s policy on overall liquidity is to ensure that there are sufficient committed funds in place which, when combined with available cash resources, are sufficient to meet the funding requirements for the foreseeable future.  At the year end the Company had no committed facilities in place.

The Company has secured sufficient funding to enable the continuance of normal trading and support its existing mining projects until these become cash positive and to further expand its development projects.

Currency Risk

For the year under review the Company’s functional currency was the US dollar.  Following the inception of the Nalunaq mining operation and the commencement of commercial revenues denominated in US dollars from Q1 2005, the Board believed a change in the functional currency of the Group to be appropriate.  Accordingly from July 1, 2004 the results of the Company and the Group have been prepared in US dollars.

The Company does not, at present, undertake any trading activity in financial instruments.  Crew’s development projects are based in Canada, Greenland, Norway, Ghana and the Philippines.  Management of the Group is based in the UK.

Foreign exchange risk is also managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency.  The Company funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the functional currency.

At the end of the year the only monetary assets held by the Company were cash balances of $37.8 million. $36.9 million of these total cash holdings was held in Norwegian Kroner as a hedge against NOK denominated borrowings of $26 million, $0.1 million held in Canadian dollars, $0.2 million in British Pounds, $0.3 million in US dollars and the balance of $0.3 million in Danish krone. The Group’s surplus funds will be held in its functional currency of US dollars in order to mitigate the risk of foreign exchange losses arising.

Interest Rate Risk

Monetary assets and liabilities are subject to the risk of movements in interest rates.  At June 30, 2005 the Group had total monetary liabilities of $26.0 million denominated in Norwegian Kroner.  These liabilities are held at fixed interest terms.

At 30 June 2005, the Company held $37.8 million of cash on deposit. $36.9 million of this balance was held in Norway, $0.1 million held in Canada, $0.5 million in UK and the balance of $0.3 million in Greenland.

These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which, are fixed by reference to LIBOR for Canadian and sterling dollar assets, or the applicable inter-bank interest rates for financial assets held in other currencies.

Exploration, Development and Operating Risk

The Company’s activities are primarily directed towards mining operations and the development of it mineral deposits.  Its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. The Company’s Nalunaq and Apex operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold.  These include unusual and unexpected geologic formations, rock bursts, cave-ins, adverse weather conditions, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are and will be taken, operations are subject to which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Foreign Operations

The Company’s interests in mining operations are based in Greenland, the Philippines and South Africa, with further explorations and development projects in Greenland, Ghana, the Philippines and Norway.  Therefore the Corporation’s activities are exposed to varying degrees of political, economic, other risks and uncertainties.

These risks and uncertainties vary from country to country and include, but are not limited to:

Terrorist activities; extreme fluctuations in currency exchange rates; hyperinflation: labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude could materially impact the Company’s financial results.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on profitability.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, snow falls and avalanches. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to The Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms.

The Company may also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions where it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect adversely the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for Ore/Mineral Reserves and Mineral Resources contained in this document form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably.

There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries derived from small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodity prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Additional Ore and Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, the Company must continually replace and expand its ore/mineral reserves as its mines produce gold. The life-of-mine estimates for the Company’s mining operations may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent on its ability to bring new mines into production and to expand ore/mineral reserves at its existing mine.

The current mine plan for Nalunaq Gold Mine estimates a life of ten years; however, it is expected that this can be further extended by further exploration.

Competition

The mining industry is highly competitive in all of its phases. The Company faces strong competition from other mining and exploration companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater resources than the Company. As a result the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable, and its revenues, operations and financial condition could be affected adversely.

Additional Financing

The mining, processing, development and exploration of the Company’s projects, may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Commodity Prices

The market price of the Company’s Common Stock, financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the commodity price, which are subject to significant fluctuation.  The factors giving rise to these fluctuations are generally outwith the Company’s control, being largely driven by external global economic factors.

In particular, the price of gold has fluctuated significantly in recent years.  Significant price declines in the future could render the Company’s exploration and mining activities un-economic until such time as the price recovers.  These declines could result in a re-calculation of life-of-mine plans and reserve calculations which could have a material and adverse affect on measured financial performance

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company’s mining operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and mining activities or more stringent implementation thereof could have a substantial adverse impact on the Company.

Acquisition Strategy

As part of the Company’s strategy, will seek new mining and development opportunities with a particular, but not exclusive, focus on gold. The Company could fail to select appropriate acquisitions or negotiate favourable acquisition terms, including the financing thereof.

The Company cannot that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit if ongoing business.

Associated Companies

The Company holds a 20% interest in Barberton Mines Limited, a company trading and incorporated in the Republic of South Africa.  The Company’s investment in Barberton is subject to the risks normally related with the conduct of associated businesses where minority and non-controlling interests are held.

Circumstances could arise whereby the Company’s financial results could be affected adversely from its investments in associated companies owing to factors over which little control can be exercised.

Market Price of Stock

The Company’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the Oslo Bors (the “OSE”).

Securities of mining and exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold, prices or in its financial condition or results of operations as reflected in its quarterly financial statements.

As a result of any of these factors, the market price of the Common Stock at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Sales of a large number of shares in the Company’s Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company’s stock and could impair the Company’s ability to raise capital through future share issues.

There are a significant number of shareholders who have holdings acquired for significantly less than the current market price. Accordingly, a significant number of shareholders of the Company have an investment profit in the Company’s stock that they may seek to liquidate.

Dependence on Key Personnel

The success of the Company is dependent on senior management. The experience of these individuals will be a factor contributing to the Company’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company’s business prospects.

OUTLOOK

Crew seeks to maintain a balanced portfolio of both exploration projects and cash generating projects. There are distinct risk profiles the Company applies to different projects. The Company would normally seek to develop small and medium sized gold projects itself. With larger gold projects the Company would, from a risk and reward perspective, evaluate its human and financial resources before making a decision on the involvement of a potential partner.

All non-gold projects are placed in Crew Minerals AS, a wholly owned subsidiary. With all non-gold projects the Company’s strategy is, unlike gold projects, to take little, or no, financial and operational risk. Management believes the above strategy is fully feasible and at the same time creates substantial value for the Company.

The Company has now established Nalunaq as an operational producer of gold.  The benefits of the investment and experience gained during the year under review, its first period of production, will be seen during the course of Fiscal-Year 2006 as the revenue, profit and cash stream from the operation is more firmly established and enhanced.

Management believes the resource expansion justifies the installation of an on-site processing plant.  The application process for this has commenced and if approved construction could be completed by January 2007.  Economic studies have indicated that an on-site plant should significantly reduce current cash costs.  This in turn will result in a higher portion of the resource becoming available for economic exploitation.

In forthcoming months, efforts will be focused on advancing other projects in the Company’s portfolio.

The most important of these will be Apex, the acquisition of which was concluded in August 2005.  The Company now intends to undertake an aggressive development programme at Apex to define and identify its resources and to rehabilitate the on-site processing plant and put in place the infrastructure required for a commercial gold mining operation.  Thereafter, initial gold production by recycling the existing tailings, will commence prior to the establishment of the commercial gold mining operation.

Mindoro Nickel Project also represents a significant area of growth.  Building on research and exploration undertaken to date and working closely with the relevant government agencies we will seek to advance the project and build on the Memorandum of Understanding to conclude the definitive progression of the project. Based on present commodity prices the fundamentals for the project are viable, and support the prospects for the project being put into production.

Successful testing of the bulk sample to be extracted from Negros Sulfur Project should result in the commencement of mine planning there and will also provide the nickel project with a fixed low cost of sulfuric acid, the largest costs component in processing nickel laterite. Management believes, based on present sulfur prices the indicative project economics, as a stand alone, are attractive.

It continues to be management’s view that the Greenlandic concessions held by the Company independently and with its partner could be a new gold region. The Company will aggressively seek to establish the potential on the concessions.

The Company has a quality portfolio of projects that from management’s view represent considerable potential for growth in the years to come.  The financial position is sound, and the Company has a strong financial base with which to fund the development and progression of its mining and exploration properties.

On an ongoing basis the Company will continue to consider other new business opportunities that fit its corporate strategy and objectives.